

September 15, 2022

Lei Chen
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

> **Re: Pinduoduo Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated August 22, 2022**
> **File No. 001-38591**

Dear Mr. Chen:

We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Introduction, page 1

1. We note your response to comment 1 and proposed revised future disclosure. In your annual report, please disclose that legal and operational risks associated with operating in China also apply to your operations in Hong Kong, as PRC regulations that may not be currently applicable to Hong Kong companies may become applicable given the PRC's oversight of that region. Please also discuss the regulations applicable to you in the regions in which you operate, such as Hong Kong.

Financial Information Related to Our VIE, page 9

2. We note your response to comment 9 and reissue the comment in part. It appears from

your disclosures on page 4 and page F-12 that Hangzhou Weimi Network Technology Co., Ltd. is the WFOE that is the primary beneficiary of the VIE. Please revise your schedules to disaggregate this entity.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

3.   We note your response to comment 13 and reissue the comment in part. To enhance a reader's understanding of the material fluctuations in your revenues, please further explain the extent to which material changes in revenues is due to changes in volume (active buyers, merchants) and separately due to changes in prices. Please also provide a discussion of any known trends or uncertainties that you reasonably expect will have a material impact on future operating results. This could include trends related to active buyers, merchants, product offerings growth or uncertainties. Please refer to Item 303(a) and (b) of Regulation S-K.

Consolidated Financial Statement
2. Summary of Significant Accounting Policies
(q) Research and development expenses, page F-23, page F-23

4.   We note your response to comment 15. Please explain to us how you determined that depreciation related to product improvements qualifies as research and development. Refer to ASC 730-10-55-2(d).

General

5.   Please revise to name your PRC counsel where you state that your position is based on the advice of your PRC counsel.

6.   When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

7.   We note your response to comment 7 and proposed revised future disclosure. Please expand your discussion in Item 3, the summary risk factors, and risk factors sections to include the risk that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash beyond PRC government controls on currency conversion.

8.   To the extent you have cash management policies that dictate how funds are transferred

between you, your subsidiaries, the consolidated VIE or investors, summarize the policies and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

 You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yuting Wu